Exhibit 21.1
List of Significant Subsidiaries of
e.l.f. Beauty, Inc.

Subsidiary	Jurisdiction of Incorporation or Organization

e.l.f. Cosmetics, Inc.	Delaware

J.A. China Holdings, LLC (a wholly owned subsidiary of e.l.f. Cosmetics, Inc.)	Delaware

e.l.f. (Shanghai) Trading Co., Ltd. (a wholly owned subsidiary of J.A. China Holdings, LLC)	People’s Republic of China – Wholly Foreign-Owned Enterprise